Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Pension Committee of the
American Woodmark Corporation Retirement Savings Plan:
We consent to the incorporation by reference in the registration statement Nos. 333‑223220, 333-141621 and 333-186266 on Form S-8 of American Woodmark Corporation of our report dated June 28, 2019, with respect to the statement of net assets available for benefits of the American Woodmark Corporation Retirement Savings Plan as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended, and the related notes, which report appears in the December 31, 2019 annual report for Form 11-K of the American Woodmark Corporation Retirement Savings Plan.

/s/ KPMG LLP

McLean, Virginia
June 29, 2020